Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

Singapore’s PropertyGuru sets its sights on mergers and acquisitions after its planned SPAC listing

CNBC.com

By Saheli Roy Choudhury

13 December 2021

KEY POINTS

•	PropertyGuru — which operates in Singapore, Malaysia, Thailand, Vietnam and Indonesia — announced plans in July to go public through a SPAC merger with Bridgetown 2 Holdings.

•	It is a blank-check company backed by billionaires Richard Li and Peter Thiel.

•	The combined company is set to have a market value of around $1.78 billion.

Hari Krishnan, chief executive officer of Singapore-based start-up PropertyGuru.

Southeast Asia’s online real estate company PropertyGuru plans to use proceeds from its public market debut next year for mergers and acquisitions, its CEO Hari V. Krishnan told CNBC.

The start-up — which operates in Singapore, Malaysia, Thailand, Vietnam and Indonesia — announced plans in July to go public through a SPAC merger with Bridgetown 2 Holdings, a blank-check company backed by billionaires Richard Li and Peter Thiel.

SPACs — or special purpose acquisition companies — raise capital from public markets and use that cash to merge with a private company, with the goal of taking the company public within a two-year period.

The combined company from the merger between Bridgetown 2 and PropertyGuru is set to have a market value of around $1.78 billion, according to the company. The deal includes $100 million of private placement from investment management firms like the UK’s Baillie Gifford and Naya Capital, Australia’s REA Group, New York-based Akaris Global Partners as well as one of Malaysia’s largest asset managers “That money that will be on the balance sheet at the end of this business combination agreement will be very much towards M&A,” Krishnan told CNBC in an interview last week. “And I would say largely focused on data, software, home services and fintech.”

In August, PropertyGuru acquired REA Group’s Malaysia and Thailand property portal businesses.

Krishnan ruled out any immediate plans to expand into other markets.

The deal with Bridgetown 2 is waiting for regulatory approvals from the U.S. Securities and Exchange Commission. Krishnan predicted PropertyGuru could trade on the New York Stock Exchange near the tail end of the January-March quarter once the deal is completed.

Bridgetown 2 Holdings shares are down more than 23% since its market debut in January.

Why through a SPAC?

PropertyGuru considered all options and all stock exchanges before inking the deal with Bridgetown 2, which included looking at trying for a traditional IPO again, Krishnan said.

In 2019, the Singapore head-quartered company scrapped plans for an initial public offering on the Australian securities exchange because “market conditions were not ideal.” With Bridgetown 2, it was more about finding the right partner, according to Krishnan.

“We were not sure that we would go to the U.S., we weren’t locked in on SPAC as the model, it became much more about where do we maximize the opportunity, where do we maximize the potential to share our story with worthy investors?” he said.

SPACs have steadily been attracting interest in Asia.

While private companies see them as a non-traditional way to access the capital market, a growing number of Asia-based sponsors are also backing those blank-check entities.

Grab, one of Southeast Asia’s most prominent start-ups, started trading as a publicly listed company on the Nasdaq on Dec. 2, after it merged with the blank-check company, Altimeter Growth Corp. Shares tumbled on the first day of post-merger trading and are down 45% since then.

Data from Wolfe Research suggests there are over 400 SPACs actively looking for target companies. Southeast Asia’s late-stage start-ups have been attracting a growing interest from those blank-check firms.

Overcoming investor scrutiny

PropertyGuru’s “tried-and-tested” business model, its 14-year history, and the company’s economic fundamentals will be able to stand up to investor scrutiny once it trades in the public market, according to Krishnan.

“I think that separates us from a lot of other companies that have gone public either through the SPAC route or who are from our part of the world,” he said, adding that the business has a comparatively conservative market valuation than its listed peers.

“We feel we’re a compelling investment and obviously, time will tell whether investors agree,” Krishnan said.

PropertyGuru’s existing backers include global investment firms TPG Capital and KKR.

In a regulatory filing, the company reported a net loss of 14.4 million Singapore dollars (about $10.56 million) last year and a net loss of 38.5 million Singapore dollars in 2019.

For the six months ending in June, PropertyGuru reported a net loss of 150.6 million Singapore dollars and attributed most of it to fair value loss on preference share conversion options. The company said that as those preference shares have been converted to ordinary shares, such fair value losses “are not expected in future periods.”

It also reported a near 18% jump in revenue to 42.9 million Singapore dollars for the same period.

The coronavirus pandemic is a major headwind for the company and 2020 was a challenging year, Krishnan said. That was despite sky-high property prices in Singapore, one of PropertyGuru’s major markets.

But the company is betting on a few key, long-term macroeconomic trends in Southeast Asia — such as urbanization, digitization, and the emergence of the middle class. “Those are trends that are not going to change. They can be paused, but they cannot be stopped,” Krishnan said.

PropertyGuru has been expanding beyond property marketplaces, and into fintech and data software services, with an overall total addressable market at roughly $8 billion, he added.

Link to article: https://www.cnbc.com/2021/12/13/propertyguru-spac-merger-with-richard-li-backed-bridgetown-2-holdings.html

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Property Guru, PropertyGuru Group Limited (“PubCo”) and Bridgetown 2, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru or Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Industry and Market Data

This document contains information, estimates and other statistical data derived from third party sources and/or industry or general publications. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru, PubCo and Bridgetown 2 have not independently verified such third-party information, and make no representation as to the accuracy of such third-party information.

About Key Performance Metrics and Non-IFRS Financial Measures

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb.

Number of agents in all Priority Markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the number of listings created during the month for Vietnam and total listings at the end of the previous month for other markets.

This document also includes references to non-IFRS financial measures, namely Adjusted EBITDA and Adjusted EBITDA Margin. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net loss for year/period plus changes in fair value of preferred shares and embedded derivatives, finance cost, depreciation and amortization, income tax expense, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, fair value loss on contingent consideration, business acquisition transaction and integration cost and cost of proposed listing. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue. The table below reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable financial measure stated in accordance with IFRS.

	Six Months Ended June 30,
	2021	2020
	(S$ in thousands)
Net loss	(150,568)	(2,298)
Adjustments:
Changes in fair value of preferred shares and embedded derivatives	124,146	(6,032)
Finance costs—net	9,951	6,330
Depreciation and amortization expense	5,012	4,769
Tax expense	339	70
Impairment	8	—
Share grant and option expenses	2,468	3,255
Other (gains)/losses—net	366	281
Business acquisition transaction and integration costs	1,254	—
Cost of proposed listing	2,252	—

Adjusted EBITDA	(4,772)	6,375
Revenue	42,890	36,374
Adjusted EBITDA	(4,772)	6,375

Adjusted EBITDA Margin	(11.1%)	17.5%

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

In connection with the business combination, PubCo has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of Bridgetown 2 to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.